UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                               Foster Wheeler Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G36535105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       John Doyle c/o Foster Wheeler Ltd.,
                  Perryville Corporate Park, Clinton NJ 08809
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

 CUSIP No. G36535105                                                Page 2 of4
------------------------------------------------------------------------------


--------------- --------------------------------------------------------------
1  Name of Reporting Persons.   I.R.S.Identification Nos. of
                                above persons (entities only).

   RAYMOND J. MILCHOVICH
-- ---------------------------------------------------------------------------
-- ---------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)

   (b) X
-- ---------------------------------------------------------------------------
-- ---------------------------------------------------------------------------

3  SEC Use Only
-- ---------------------------------------------------------------------------
-- ---------------------------------------------------------------------------

4  Source of Funds (See Instructions)          SC
-- ---------------------------------------------------------------------------
-- ---------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to
                        Items 2(d) or 2(e)
-- ---------------------------------------------------------------------------
-- ---------------------------------------------------------------------------

6  Citizenship or Place of Organization        USA
-- ---------------------------------------------------------------------------
---------- ------ ------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
            7        Sole Voting Power        16,848,793
            ------ -----------------------------------------------------------
            ------ -----------------------------------------------------------

            8      Shared Voting Power          0
            ------ -----------------------------------------------------------

            9      Sole Dispositive Power   16,848,793
            ------ -----------------------------------------------------------

            10     Shared Dispositive Power     0
----------- ------ -----------------------------------------------------------
--- --------------------------------------------------------------------------
11
    Aggregate Amount Beneficially Owned by Each Reporting Person
                        16,848,793
--- --------------------------------------------------------------------------
--- --------------------------------------------------------------------------
12
    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        (See Instructions)
--- --------------------------------------------------------------------------
--- --------------------------------------------------------------------------
13
    Percent of Class Represented by Amount in Row (11)
                        12.92%
--- --------------------------------------------------------------------------
14
    Type of Reporting Person (See Instructions)

                             IN

--------------- --------------------------------------------------------------
                                                                    Page 3 of 4

SCHEDULE 13D


Item 1 - Security and Issuer

Type of Security:                           Common Shares

Name of Issuer:                             Foster Wheeler Ltd.
Issuer's Principal Place of Business:       Perryville Corporate Park
                                            Clinton, NJ  08809


Item 2 - Identity and Background

(a)   Name of Reporting Person:  Raymond J. Milchovich

(b)   Business address of Reporting Person:

      Foster Wheeler Ltd.
      Perryville Corporate Park
      Clinton, NJ  08809

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

     The Reporting Person is currently the Chairman, President & Chief Executive Officer of the Issuer. The Reporting Person's business address is:

      Foster Wheeler Ltd.
      Perryville Corporate Park
      Clinton, NJ  08809



     (d)-(e) During the last five years, the Reporting Person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:  USA

Item 3 - Source and Amount of Funds or Other Consideration

     Of the 16,848,793 Common Shares reported on this Schedule 13D: (i) 1,363,340 represent options to purchase Common Shares that have vested, or will vest within 60 days of the date hereof, that were granted to the Reporting Person pursuant to an Employment Agreement that the Reporting Person entered into with the Issuer; (ii) 15,484,453 Common Shares reported on this Schedule 13D were granted to the Reporting Person pursuant to Foster Wheeler Ltd.'s Management Restricted Stock Plan at a meeting of the Compensation Committee of Foster Wheeler Ltd. (the "Company") held on September 29, 2004; and, (iii) the remaining 1,000 Common Shares represent Common Shares granted to the Milchovich Family Trust, of which the Reporting Person is the trustee, pursuant to the Company's Management Restricted Stock Plan. On October 6, 2004, the New Jersey Bureau of Securities declared effective the registration of the shares described in (ii) and (iii) above, making the grant date for these awards October 6, 2004.

Item 4 - Purpose of Transaction

     All holdings beneficially owned by the Reporting Person were received as executive compensation.

Item 5 - Interest in Securities of the Issuer

     (a) The Reporting Person is the beneficial owner of 16,848,793 Common Shares, which represents 12.92% of the issued shares of the Company.

     (b) The Reporting Person has the sole power to vote or dispose of 15,485,453 Common Shares. Upon the exercise of options exercisable within 60 days of the date hereof, the Reporting Person would obtain the power to vote or dispose of an additional 1,364,340 Common Shares, or an aggregate of 16,848,793 Common Shares.

     (c) On September 29, 2004, pursuant to the Company's Management Restricted Stock Plan, the Company's Compensation Committee granted the Reporting Person 15,484,453 Common Shares and granted the Milchovich Family Trust an additional 1,000 Common Shares. The New Jersey Bureau of Securities declared the registration of such shares effective on October 6, 2004, making the grant date for these awards October 6, 2004.

(d)   Not applicable.

(e)   Not applicable.

     Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7 - Material to be Filed as Exhibits

Not applicable.

                                                                      Page 4 of4
                                  SCHEDULE 13D



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date


Signature

Raymond J. Milchovich
Name/Title



    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)